Exhibit 16.1

Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

June 20, 2002


Dear Sir/Madam:

The representations made in this letter are based solely on discussions with and representations from the engagement partner on the audits of the financial statements of this registrant for the two most recent fiscal years. This individual is no longer with Arthur Andersen LLP. We have read paragraphs 1 - 4 of Item 4 included in the Form 8-K dated June 19, 2002 of Roberts Realty Investors, Inc. to be filed with the Securities and Exchange Commission and have found no basis for disagreement with the statements contained therein.

Very truly yours,

/s/ Arthur Andersen LLP




cc:   Mr. Charles R. Elliott
      Chief Financial Officer,
      Roberts Realty Investors, Inc.